Exhibit 99.1

QUHUO LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: QH)

FORM OF PROXY FOR EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

(or any adjourned or postponed meeting thereof)
To be held on March 11, 2026, at 10:00 p.m.,
Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Quhuo Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A, Class B, and Class C ordinary shares of the Company, par value US$0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of shareholders of the Company (the “EGM”) to be held at 3rd Floor, Block A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on March 11, 2026, at 10:00 p.m., Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

The Meeting and any or all adjournments thereof will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.      By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved.

2.      By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO:    US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

3.      By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM:    US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO:    US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (i) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

4.      By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM:    US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO:    US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”), of which 708,509 New Class A Ordinary Shares, 197 New Class B Ordinary Shares, and 3,125 New Class C Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

5.      By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

The Board has fixed the close of business on February 13, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The quorum of the EGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to all shares in issue and entitled to vote at the EGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the EGM acts as proxy and is entitled to exercise the chairperson’s discretion, the chairperson has indicated the chairperson will vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will vote on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its principal executive offices at 3rd Floor, Block A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Sarah Wang) at 3rd Floor, Block A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

PROPOSAL 1:

ADR Termination and Listing of Class A Ordinary Shares

Overview

The Board has approved, and is hereby soliciting shareholder approval of, (i) the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) and the cessation of trading of the Company’s American Depositary Shares on The Nasdaq Stock Market LLC, each ADS representing 900 Class A ordinary shares, par value $0.0001 per share, and (ii) the direct listing and commencement of trading of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC, with the ADR Termination and the Listing of Class A Ordinary Shares to occur on the same date, and to authorize any director or officer of the Company to take all actions necessary, appropriate or advisable to effect the foregoing.

Purpose and Background of the ADR Termination and the Listing of Class A Ordinary Shares

The Board believes that terminating the Company’s ADR program and directly listing and trading the Company’s Class A ordinary shares on Nasdaq would be more cost-effective for the Company and its shareholders and would be in the best interests of the Company, the ADS holders, and the shareholders.

Procedures

If the ADR program is to be terminated, we will instruct the depositary bank for the ADSs, Deutsche Bank Trust Company Americas (the “Depositary”), to terminate the ADR program. The Company intends to arrange for the mandatory exchange of outstanding ADSs for the underlying Class A ordinary shares (the “Exchange”) and to cause such Class A ordinary shares to be directly listed and traded on The Nasdaq Stock Market LLC. The Company has appointed Transhare Corporation (the “Exchange Agent”) to facilitate the Exchange, which will entail the cancellation of the ADSs and the delivery of the underlying Class A ordinary shares to the applicable registered holders of the ADSs that have been cancelled. Holders who hold ADSs in brokerage accounts through the U.S. clearing system, The Depository Trust Company (DTC), will not be required to take any action to effectuate the exchange, as the Exchange Agent will coordinate the delivery of the corresponding Class A ordinary shares with DTC, and DTC will arrange for the exchange of ADSs for the corresponding Class A ordinary shares in its electronic settlement system via a mandatory debit of ADSs and a corresponding credit of applicable Class A ordinary shares. Any investors who hold ADSs outside of DTC will receive from the Exchange Agent instructions on how to exchange ADSs for Class A ordinary shares to the extent such actions are necessary. In connection with the termination of the ADR program and the Exchange, the Company will pay any ADS cancellation fees and exchange fees payable to the Depositary and the Exchange Agent, accordingly.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADR TERMINATION AND LISTING OF CLASS A ORDINARY SHARES

PROPOSAL 2:

Share Consolidation

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO:    US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

Purpose and Background of the Share Consolidation

The purpose for seeking approval to effect the Share Consolidation is to maintain or increase the market price of the Company’s Class A ordinary shares. The Board believes that the Share Consolidation at a ratio of 32,000-to-1 is likely to maintain or improve the market price for the Company’s Class A ordinary shares after the termination of the current ADR program and commencement of the trading of its Class A ordinary shares, and that effecting the Share Consolidation is advisable and in the best interests of the Company and its shareholders. The Share Consolidation will take effect simultaneously with the ADR Termination and the Listing of Class A Ordinary Shares.

The Company believes that the stabilized or increased market price for its Class A ordinary shares that is expected as a result of implementing the Share Consolidation will improve the marketability and liquidity of the Company’s Class A ordinary shares and will encourage interest and trading in the Company’s Class A ordinary shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting the Share Consolidation, the Company believes it may be able to maintain or raise the market price of its Class A ordinary shares to a level where its Class A ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after the Share Consolidation could alleviate this concern.

There can be no assurance that the Share Consolidation, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share immediately after the Share Consolidation, if implemented, will maintain the same or increase proportionately with the Share Consolidation ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Share Consolidation, the shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of ordinary shares.

Shareholders holding ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such shareholders should surrender to the exchange agent certificates representing pre-Share Consolidation ordinary shares in exchange for post-Share Consolidation ordinary shares in book-entry form. No new ordinary shares will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-Share Consolidation ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding ordinary shares in book-entry form with the transfer agent need not take any action to receive post-Share Consolidation ordinary shares. If a shareholder is entitled to post-Share Consolidation ordinary shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of ordinary shares held following the Share Consolidation.

Upon the Share Consolidation, the Company intends to treat ordinary shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds ordinary shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote

This proposal will be approved if a simple majority of the votes cast by such shareholders represented in person or by proxy and entitled to vote at the Meeting vote “FOR” this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SHARE CONSOLIDATION

PROPOSAL 3:

Share Capital Increase

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM:    US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO:    US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (i) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

Vote Required for this Proposal

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SHARE CAPITAL INCREASE

PROPOSAL 4:

Capital Reduction, Share Sub-Division, Change in Authorized Share Capital

Overview

The following resolutions have been requested to be considered and approved:

By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM:    US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO:    US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”), of which 708,509 New Class A Ordinary Shares, 197 New Class B Ordinary Shares, and 3,125 New Class C Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

Vote Required for this Proposal

The approval of this proposal requires the passage of a special resolution, meaning the affirmative vote of two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE CAPITAL REDUCTION, SHARE SUB-DIVISION AND CHANGE IN AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 5

Potential Share Consolidations

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

Vote Required for this Proposal

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE POTENTIAL SHARE CONSOLIDATIONs

QUHUO LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: QH)

FORM OF PROXY FOR EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

To Be Held on March 11, 2026, at 10:00 p.m., Eastern Time
(March 12, 2026, at 10:00 a.m., Beijing Time)
(or any adjourned or postponed meeting thereof)

I/We ______________________________ [insert name] of ________________________________________________________________________________ [insert address] being the registered holder of ________________ Class ____________Ordinary Shares1, par value US$0.0001 per share, of Quhuo Limited (the “Company”) hereby appoint the Chairperson of the extraordinary general meeting (the “Chairperson”)2 or ________________ of as my/our proxy to attend and act for me/us at the extraordinary general meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 3rd Floor, Block A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion3.

PROPOSAL 1 RESOLUTION:

(Ordinary Resolution): Approval of the termination of the Company’s ADR program (including termination of the deposit agreement) and the direct listing of the Company’s Class A ordinary shares on Nasdaq, with both occurring on the same date.

☐ FOR	☐ AGAINST	☐ ABSTAIN
PROPOSAL 2 RESOLUTION:

(Ordinary Resolution): Approval of a 32,000-to-1 share consolidation across all classes (and any undesignated shares), changing par value from US$0.0001 to US$3.20, effective simultaneously with Proposal 1; no fractional shares to be issued and aggregated fractional entitlements to be rounded up.

☐ FOR	☐ AGAINST	☐ ABSTAIN
PROPOSAL 3 RESOLUTION:

(Ordinary Resolution): Approval, immediately following Proposal 2, to increase the Company’s authorized share capital to US$3,840,000,000 divided into 1,200,000,000 shares (Class A: 1,000,000,000; Class B: 10,000,000; Class C: 10,000,000; Undesignated: 180,000,000), each with par value US$3.20.

☐ FOR	☐ AGAINST	☐ ABSTAIN
PROPOSAL 4 RESOLUTION:

By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)    the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)    immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM:    US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO:    US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”), of which 708,509 New Class A Ordinary Shares, 197 New Class B Ordinary Shares, and 3,125 New Class C Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(e)    each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN
PROPOSAL 5 RESOLUTION:

(Ordinary Resolution): Approval to authorize the Board, within five (5) years after the date of the Meeting (or such date as any director or the Chief Executive Officer deems advisable), to effect an additional share consolidation of 1,000-to-1, or such lesser whole number (not less than 2) as the Board may determine in its sole discretion (the “Potential Share Consolidation”).

☐ FOR	☐ AGAINST	☐ ABSTAIN
Dated ______________, 2026		Signature(s)[4]________________________________

____________

1.       Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.       If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the extraordinary general meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.       IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

4.       This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.